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December 9, 2009	skehoe@kilpatrickstockton.com
VIA EDGAR AND HAND DELIVERY
Mr. Michael R. Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE:	PVF Capital Corp. Registration Statement on Form S-1 Filed November 12, 2009 File No. 333-163037
Dear Mr. Clampitt:
     On behalf of PVF Capital Corp. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 initially filed by the Company on November 12, 2009.
     The Amended Registration Statement is filed in response to the staff’s comment letter dated November 30, 2009. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments.

Mr. Michael R. Clampitt
December 9, 2009

Form S-1 filed November 12,2009
Recent Operational Challenges
Regulatory Restrictions, page 9
Comment No. 1:
     We note the cease-and-desist orders entered into with the Office of Thrift Supervision. Please revise this section, as well as the risk factor section, to disclose, in reasonable detail, all material actions taken in response to these orders to date. Confirm that you will revise any amendments to the registration statement to update this information, as necessary.
Response to Comment No. 1:
     The requested revisions has been made. See pages 10 and 20. The Company hereby confirms that it will revise any amendments to the registration statement to update this information, as necessary.
Business Strategy of our Restructured Management Team
Improve Our Asset Quality. page 12
Comment No. 2:
     Please revise to disclose the amount and percentage of non performing loans that have been resolved through negotiated repayment plans, forbearances, loan modifications and/or loan extensions.
Response to Comment No. 2:
     There are no loans that were nonperforming that are now classified as performing as a result of restructuring. We have revised the disclosure to state that the Special Asset Management Department "manages", as opposed to "resolves", nonperforming loans to better describe the Department's function. See page 12.
Complete the Early Extinguishment of PVF Debt, page 13
Comment No. 3:
     Please revise to reflect the fact that the after-tax income attributable to the Completed Exchange resulted from a gain on the cancellation of subordinated debt. Similarly revise the subsequent paragraph to reflect that the expected after-tax income from the exchange of trust

Mr. Michael R. Clampitt
December 9, 2009

preferred securities issued by PVF Capital Trust II will result from a gain on the cancellation of subordinated debt.
Response to Comment No. 4:
     The requested revision has been made. See page 13.
Control Expenses, page 14
Comment No. 4:
     Please revise to disclose the efficiency ratio at June 30,2009 and September 30, 2009.
Response to Comment No. 4:
     The requested revision has been made. See page 14.
Risk Factors. page 19
General
Comment No. 5:
     We note in your introductory paragraph the statement that this section describes some, but not all, of the risks related to an investment in your company. You must disclose all risks that you believe are material at this time. Therefore, please either delete that reference or expand the concept into a separate risk factor.
Response to Comment No. 5:
     The requested revision has been made. See page 20.
Comment No. 6:
     Please tell the staff whether you originate or carry interest-only, ARM, option ARM, subprime or other loan types that may be considered higher risk. To the extent you originate or carry such loans, please include a risk factor that discloses your overall exposure to such loans and adequately addresses the risks involved with each type of loan.
Response to Comment No. 6:
     A risk factor regarding Park View Federal Savings Bank’s (the “Bank”) ARM loans has been included. See page 23. In addition, although the Bank does not originate interest-only

Mr. Michael R. Clampitt
December 9, 2009

loans, the Bank did have $3.2 million interest-only loans at September 30, 2009 which were acquired as part of the purchase of a larger pool of loans. The Staff is advised that Park View Federal Savings Bank does not originate or purchase option ARM, subprime or other loan types that may be considered higher risk.
Our emphasis on construction and commercial real estate lending page 21
Comment No. 7:
     Please revise this risk factor to disclose the current loan-to-value ratios of construction and commercial real estate lending and land loans. Disclose how you calculated the ratios and identify the source of the underlying data used.
     Please also disclose the amount of reserves specifically allocated to these loan types, if any.
Response to Comment No. 7:
     The Company is unable to provide information regarding current loan to value ratios. The Company has not typically ordered new appraisals on their existing loans held for investment nor do they plan to do so unless a specific loan deteriorates or the Company receives a loan modification request from the borrower (in which case specific loan valuation allowances are established, if required). Disclosure of loan to value ratios based on appraisals at origination would not be helpful to investors. The requested revision regarding disclosure of specific reserves has been made. See page 22.
We may need to raise additional capital in the future page 25
Comment No. 8:
     Please revise this risk factor to disclose the potential dilution to shareholders that may result from the common stock and warrant issuances in the PVF Capital Trust I and PVF Capital Trust II exchanges. In addition, revise to disclose whether the B Warrants issued in the PVF Capital Trust II exchange will become exercisable as a result of the rights offering.
Response to Comment No. 8:
     As discussed with the Staff, a new risk factor has been included. See page 28.
Exhibits
Comment No. 9:

Mr. Michael R. Clampitt
December 9, 2009

     Please file all exhibits as soon as practicable as we may have comments after reviewing the exhibits that have not yet been filed. Please also file, or incorporate by reference, the repurchase agreement, discussed on page 23, to the registration statement or tell us why it is not required to be filed.
Response to Comment No. 9:
     Please see the filed exhibits. The Company does not believe that the repurchase agreement is required to be filed as an exhibit to the registration statement. The repurchase agreement is a contract that the Company made in the ordinary course of business. Repurchase agreements are a common source of borrowings for financial institutions.
* * * * *
     Please date stamp the enclosed copy of this letter and return it to the undersigned by the enclosed business reply envelope. If you have any questions about this report, please contact the undersigned at 202.508.5881.
Very truly yours,
KILPATRICK STOCKTON LLP
/s/ Sean P. Kehoe
Sean P. Kehoe

cc:	Matt McNair, SEC Robert J. King, Jr., PVF Capital Corp.